UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 10)

Weyerhaeuser Company
(Name of Subject Weyerhaeuser (issuer) and Filing Person (offeror))

Common Shares, Par Value $1.25 Per Share of Weyerhaeuser Company
(Title of Class of Securities)
962166104
(CUSIP Number of Class of Securities)

and

Exchangeable Shares of Weyerhaeuser Company Limited
(Title of Class of Securities)
962171104
(CUSIP Number of Class of Securities)

Claire S. Grace
Assistant General Counsel and Corporate Secretary
Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, Washington 98063-9777
(253) 924-2345
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to: Richard Hall, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$2,357,700,000(a)	$252,274(b)

(a)
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $8.13, the average of the high and low sale prices of common shares of Domtar Inc. on the New York Stock Exchange on January 30, 2007 and (ii) 290,000,000, the estimate of the maximum number of shares of common stock of Domtar Corporation, par value $0.01 per share, that will be owned by the issuer pursuant to the transactions described in this Schedule TO and that are to be exchanged in the exchange offer or distributed as a pro rata dividend, in each case based on the assumption that no employees of Weyerhaeuser Company who become employees of Domtar Corporation elect to roll-over any of their Weyerhaeuser Company equity awards into Domtar Corporation equity awards. Because there is no trading market for common stock of Domtar Corporation, the value of common shares of Domtar Inc. on the New York Stock Exchange are believed to be the most appropriate measure of the value of the securities to be exchanged in the exchange offer for purposes of calculating the filing fee.

(b)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act, and reflects the product of (a) 0.000107 multiplied by (b) the transaction value calculated solely for purposes of calculating the filing fee pursuant to Rule 0-11.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$252,274	Filing Party:	Domtar Corporation
Form or Registration No.:	Forms S-4 and S-1 (333-140411)	Date Filed:	February 2, 2007

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (“SEC”) on February 2, 2007 and amended thereafter (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by Weyerhaeuser Company (“Weyerhaeuser”) to exchange all shares of common stock, par value $0.01 per share, of Domtar Corporation, a Delaware corporation, which are owned by Weyerhaeuser, for common shares of Weyerhaeuser, par value $1.25 per share (“Weyerhaeuser common shares”), and exchangeable shares of Weyerhaeuser Company Limited (“Weyerhaeuser exchangeable shares”), each of which is exchangeable for one Weyerhaeuser common share, that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer, upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated February 12, 2007, the applicable Letters of Transmittal and the instructions thereto (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits.

Exhibit No.	Description

(a)(4)(xv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 21, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 21, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEYERHAEUSER COMPANY

By:	/s/ Claire S. Grace

Name: Claire S. Grace
Title: Corp. Secretary and Asst. General Counsel

Dated: February 21, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated February 12, 2007 (incorporated by reference to Domtar Corporation's filing with the SEC pursuant to Rule 424(b)(3) on February 13, 2007).(5)
(a)(1)(ii)
Letter of Transmittal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.1 of Domtar Corporation’s Registration Statement on Forms S-4 and S-1 (File No. 333-140411), filed with the SEC on February 2, 2007, as amended by Amendment No. 1 to the Registration Statement on Forms S-4 and S-1 filed with the SEC on February 12, 2007 and Amendment No. 2 to the Registration Statement on Forms S-4 and S-1 filed with the SEC on February 12, 2007 (as amended, the “Registration Statement”)).(2)

(a)(1)(iii)	Instructions to the Letter of Transmittal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.2 of the Registration Statement).(2)
(a)(1)(iv)	Letter of Transmittal for Weyerhaeuser exchangeable shares (incorporated by reference to Exhibit 99.3 of the Registration Statement).(2)
(a)(1)(v)	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 of the Registration Statement).(2)
(a)(1)(vi)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.5 of the Registration Statement).(2)
(a)(1)(vii)	Guidelines for certification of taxpayer identification number on substitute form W-9 (incorporated by reference to Exhibit 99.6 of the Registration Statement).(2)
(a)(1)(viii)	Notice of Guaranteed Delivery for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.7 of the Registration Statement).(2)
(a)(1)(ix)	Notice of Guaranteed Delivery for Weyerhaeuser exchangeable shares (incorporated by reference to Exhibit 99.8 of the Registration Statement).(2)
(a)(1)(x)	Notice of Withdrawal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.9 of the Registration Statement).(2)
(a)(1)(xi)	Notice of Withdrawal for Weyerhaeuser exchangeable shares (incorporated by reference to Exhibit 99.10 of the Registration Statement).(2)
(a)(1)(xii)	Canadian Supplement to the Prospectus—Offer to Exchange (incorporated by reference to Exhibit 99.11 of the Registration Statement).(3)
(a)(1)(xiii)
French translation of certain portions of the Canadian Bid Circular, consisting of the Canadian Supplement to the Prospectus—Offer to Exchanges together with the Prospectus—Offer to Exchange (incorporated by reference to Exhibit 99.12 of the Registration Statement).(3)

(a)(1)(xiv)	Press release dated February 2, 2007 (incorporated by reference to Weyerhaeuser’s Form 8-K furnished to the SEC on February 2, 2007).(2)
(a)(4)(i)	Prospectus—Offer to Exchange, dated February 12, 2007 (incorporated by reference to Domtar Corporation's filing with the SEC pursuant to Rule 424(b)(3) on February 13, 2007).(5)
(a)(4)(ii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 2, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 5, 2007).(3)

(a)(4)(iii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 5, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 5, 2007).(3)

(a)(4)(iv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 6, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 6, 2007).(3)

(a)(4)(v)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 7, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 7, 2007).(3)

(a)(4)(vi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 8, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 8, 2007).(3)

(a)(4)(vii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 9, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 9, 2007).(3)

(a)(4)(viii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 12, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 12, 2007).(4)

(a)(4)(ix)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 13, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 13, 2007).(5)

(a)(4)(x)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 14, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 14, 2007).(6)

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 15, 2007 (incorporated by reference to Weyerhaeuser's Form 425 filed with the SEC on February 15, 2007).(7)
(a)(4)(xii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 16, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 16, 2007). (8)

(a)(4)(xiii)	Press release dated February 16, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 16, 2007).(8)
(a)(4)(xiv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 20, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 20, 2007). (9)

(a)(4)(xv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on February 21, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 21, 2007). (1)

(a)(5)(i)	Press release dated February 5, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 6, 2007).(3)
(a)(5)(ii)	Press release dated February 9, 2007 (incorporated by reference to Weyerhaeuser’s Form 8-K furnished to the SEC on February 9, 2007).(3)
(a)(5)(iii)	Press release dated February 13, 2007 (incorporated by reference to Weyerhaeuser’s Form Form 425 filed with the SEC on February 13, 2007).(3)
(a)(5)(iv)	Press release dated February 16, 2007 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the SEC on February 16, 2007).(8)
(a)(5)(v)	Press release dated February 16, 2007 (incorporated by reference to Weyerhaeuser’s Form 8-K furnished to the SEC on February 16, 2007).(8)
(h)(i)	Opinion of Cravath, Swaine & Moore LLP with respect to certain tax matters (incorporated by reference to Exhibit 8.1 of the Registration Statement). (3)
(h)(ii)	Private letter ruling from the Internal Revenue Service (incorporated by reference to Exhibit 8.2 of the Registration Statement).(4)
(h)(iii)	Opinion of Blake, Cassels & Graydon LLP with respect to certain Canadian federal income tax matters (incorporated by reference to Exhibit 8.3 of the Registration Statement).(3)

(1) Filed herewith.
(2) Filed previously with the SEC, on February 2, 2007, on the Tender Offer Statement on Schedule TO.
(3) Filed previously with the SEC, on February 12, 2007, on Amendment No. 3 to the Tender Offer Statement on Schedule TO.
(4) Filed previously with the SEC, on February 12, 2007, on Amendment No. 4 to the Tender Offer Statement on Schedule TO.
(5) Filed previously with the SEC, on February 13, 2007, on Amendment No. 5 to the Tender Offer Statement on Schedule TO.
(6) Filed previously with the SEC, on February 14, 2007, on Amendment No. 6 to the Tender Offer Statement on Schedule TO.
(7) Filed previously with the SEC, on February 15, 2007, on Amendment No. 7 to the Tender Offer Statement on Schedule TO.
(8) Filed previously with the SEC, on February 16, 2007, on Amendment No. 8 to the Tender Offer Statement on Schedule TO.
(9) Filed previously with the SEC, on February 20, 2007, on Amendment No. 9 to the Tender Offer Statement on Schedule TO.